                                                                     EXHIBIT 4


SAFEWAY INC.                                      THE VONS COMPANIES, INC.
5918 Stoneridge Mall Road                         618 Michillinda Avenue
Pleasanton, CA 94588-3229                         Arcadia, CA 91007-6300
Melissa Plaisance                                 Mary McAboy
(510) 467-3136                                    (818) 821-7897



                                                               December 16, 1996



                   SAFEWAY AND VONS ANNOUNCE MERGER AGREEMENT

             Transaction Will Create North America's Second Largest
                     Grocery Store Chain With 1,377 Stores



     Safeway Inc. (SWY) and The Vons Companies, Inc. (VON) jointly announced that they have signed a definitive agreement for a business combination of the two companies in a transaction in which Safeway will issue 1.425 shares of Safeway common stock for each share of Vons common stock that Safeway does not currently own. Safeway currently owns approximately 35% of Vons. The business combination will be accounted for as a purchase, and the exchange will not be
taxable for Vons shareholders.   The transaction was unanimously approved by a
special committee of the Vons Board of Directors, comprised of directors who are unaffiliated with Safeway. The combined company will be the second largest grocery store chain in North America, with 1,377 stores and sales in excess of $22 billion.

     To enhance the value of the transaction to all Vons and Safeway shareholders, Safeway has agreed to purchase from partnerships controlled by affiliates of Kohlberg Kravis Roberts & Co. 15 million shares of Safeway common stock. The price per share for this repurchase will equal the market price per share as determined by the volume weighted average trading price on the New York Stock Exchange for the 10 consecutive trading days beginning on the twentieth trading day prior to the date of the Vons shareholder meeting to vote on the transaction, but not less than $38.375 per share, which was the closing price on Friday, December 13. The shares will be purchased immediately following the completion of the Vons merger. Safeway presently contemplates financing the repurchase with bank borrowings. A special committee of Safeway's Board of Directors, comprised of directors who are unaffiliated with KKR, has approved the terms of the repurchase. The partnerships controlled by the affiliates of KKR currently own approximately 49% of the outstanding shares of Safeway common stock and will own approximately 38% of Safeway's outstanding shares following the merger.

     "Following discussions with Vons and after receiving updated information regarding Vons performance and its prospects, we agreed to increase the exchange ratio to 1.425 shares of Safeway stock for each share of Vons stock not currently owned by Safeway," said Steve Burd, President and CEO of Safeway Inc. "The repurchase of Safeway common stock will make the transaction with Vons more attractive than our earlier proposal for both the shareholders of Safeway and Vons. We believe the repurchase will significantly improve the earnings per share generated from the combination in 1998 and beyond, while maintaining healthy interest coverage."

     As an established leader in food retailing, Safeway's multi-regional experience and financial strength will ensure that Vons continues to maintain and grow its preeminent position in the Southern California marketplace," said Lawrence A. Del Santo, Chairman and Chief Executive Officer of The Vons Companies.

     "The stores will be operated under the Vons and Pavilions banners. Our customers can expect the same high level of service delivered by the same associates. Moreover, with the benefit of Safeway's size and buying power, customers are assured they will continue to receive the value they have come to expect from the Vons operations," added Del Santo.

     James H. Greene, Jr., a general partner of KKR Associates, said, "We are pleased to have been able to respond to the request that affiliates of KKR sell some of their shares back to Safeway in order to increase the long-term value of the transaction to shareholders. We are equally pleased that we will continue to have a major ongoing investment in Safeway valued at over $3.6 billion. The combined company makes excellent strategic sense and will be well positioned to realize its continued growth potential."

     Completion of the merger is subject to approval by the holders of a majority of Vons outstanding shares, other than shares owned by Safeway, expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close early in the second quarter of 1997.

     Vons is one of the largest supermarket operators in Southern California. The Company operates 325 stores under the names of Vons and Pavilions. The Company's common stock is traded on the New York Stock Exchange under the symbol VON.

     Safeway Inc. is one of the world's largest food retailers, operating 1,052 stores in the United States and Canada. The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol SWY.

                                      ***

     The Vons Companies, Inc. today also announced preliminary projected results for the fourth quarter of 1996. Net income in the fourth quarter of 1996 is estimated to be approximately $.73 to $.78 per share, compared with $.48 per share in the year ago quarter. This represents a full year earnings per share estimate of $2.29 to $2.34 for 1996, compared with earnings per share of $1.55 in 1995.

                                      ***

     This press release is not an offer to sell or the solicitation of an offer to buy securities of Safeway or Vons, and no such offer, solicitation or sale will be made except in compliance with applicable securities laws.

     Except for historical facts, all matters discussed in this release which are forward looking involve risks and uncertainties. Potential risks and uncertainties include, but are not limited to, competitive pressures from other major supermarket operators and economic conditions in the companies' primary markets. Reference is made to the Securities and Exchange Commission filings of Safeway and Vons for additional information regarding potential risks and uncertainties.